UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34794

CKX, INC.

(Exact name of registrant as specified in its charter)

650 Madison Avenue, New York, New York, 10022, (212) 838-3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*On June 21, 2011, Colonel Merger Sub, Inc., a Delaware corporation (“Merger Sub”), merged (the “Merger”) with and into CKX, Inc., a Delaware corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger, dated as of May 10, 2011, as amended on May 17, 2011, by and among CKX Entertainment, Inc. (f/k/a Colonel Holdings, Inc.), a Delaware corporation and the indirect parent of Merger Sub (“Parent”), Merger Sub and the Company. The Company is the surviving corporation in the Merger and is an indirect wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, CKX, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 5, 2011	By:	/s/ Kelly Pontano
			Name:	Kelly Pontano
			Title:	Senior Counsel and Vice President